UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-51446

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

SUREWEST KSOP

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CONSOLIDATED COMMUNICATIONS HOLDINGS, INC.

121 SOUTH 17TH STREET

MATTOON, ILLINOIS 61938-3987

SUREWEST KSOP

FINANCIAL STATEMENTS

December 31, 2012 and 2011

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SureWest KSOP:

We have audited the accompanying statement of net assets available for benefits of the SureWest KSOP (the “Plan”) as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ West & Company, LLC

Sullivan, Illinois
June 21, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee

SureWest KSOP

Roseville, California

We have audited the accompanying statement of net assets available for benefits of the SureWest KSOP (the “Plan”) as of December 31, 2011. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Horwath LLP

Sacramento, California
June 26, 2012

SUREWEST KSOP

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2012	2011

ASSETS

Investments at fair value (Notes 3 and 4):
Mutual funds	$73,645,931	$61,713,218
Collective trust	11,305,554	9,938,642
SureWest Communications common stock	—	7,879,049
Consolidated Communications common stock	8,441,707	—

	93,393,192	79,530,909

Receivables:
From broker for securities sold	125,053	37,736
Notes receivable from participants	1,741,126	1,730,510

Total receivables	1,866,179	1,768,246

Total assets	95,259,371	81,299,155

LIABILITIES

Due to broker for securities purchased	108,825	24,532

Net assets reflecting investments at fair value	95,150,546	81,274,623

Adjustment from fair value to contract value for collective trust	(569,149)	(460,222)

Net assets available for benefits	$94,581,397	$80,814,401

See accompanying notes to the financial statements.

SUREWEST KSOP

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2012

ADDITIONS

Additions to net assets attributed to:
Investment income:
Interest and dividend income	$2,587,742
Net appreciation in fair value of investments (Note 3)	13,840,114

Total investment income, net	16,427,856

Interest income from notes to participants	75,609

Contributions:
Participants	4,186,362
Employer	2,780,625
Rollover	99,082

Total contributions	7,066,069

Total additions	23,569,534

DEDUCTIONS

Deductions from net assets attributed to:
Benefits paid to participants	9,796,594
Administrative expenses	5,944

Total deductions	9,802,538

Net increase	13,766,996

Net assets available for benefits:
Beginning of year	80,814,401

End of year	$94,581,397

See accompanying notes to the financial statements.

SUREWEST KSOP

NOTES TO FINANCIAL STATEMENTS

1.             DESCRIPTION OF THE PLAN

The following description of the SureWest KSOP (the “Plan” or “KSOP”) provides only general information.  Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established by SureWest Communications (“SureWest”) effective January 1, 1999.  On July 2, 2012, SureWest was acquired by Consolidated Communications Holdings, Inc. (“Consolidated” or the “Company”), which resulted in the acquisition of 100% of all the outstanding shares of SureWest for $23.00 per share in a cash and stock transaction.

All employees of SureWest and participating subsidiaries are immediately eligible to participate in the Plan upon hire.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  Vanguard Fiduciary Trust Company (“Vanguard”) serves as the Custodian and third party administrator of the Plan.  The Company has the responsibility for the general operation of the Plan.  The Plan has two features, a “Stock Bonus” feature and an “Employee Stock Ownership” feature, qualifying under Sections 401(a), 401(k) and 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the “Code” or “IRC”).  The KSOP also allows for after-tax Roth elective deferrals as part of the Plan.

Contributions

Eligible participants may make pretax salary deferral contributions in any whole percentage up to 50% of pretax annual eligible compensation, subject to certain Internal Revenue Code limitations.  Participants may also elect to make salary deferral contributions on an after-tax basis in any whole percentage increments, subject to certain limitations defined by the Plan.  These contributions are designated as Roth elective deferral contributions or after-tax contributions by the participant.

The Company makes a matching contribution equal to 100% of the participant’s pretax and after-tax elective contributions, up to a maximum of 6% of the participant’s compensation.  Participants begin receiving the Company’s matching contribution when they enter the Plan and must have completed one year of service in order to be fully vested in the Company’s matching contribution.  Company contributions are subject to certain IRC limitations.

Participants may also contribute assets to the Plan that qualify as rollover contributions from other qualified plans within the meaning of the Code.

Participant Investment Options

Participants direct the investment of their contributions among any or all of the investment options offered by the Plan.  Participants may change their investment options at any time through Vanguard.  The Company’s matching contributions are invested in the same manner as that of the participant’s elective contributions.

SUREWEST KSOP

NOTES TO FINANCIAL STATEMENTS (Continued)

Participant Accounts

Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s pretax and after-tax elective contributions, allocation of the Company’s matching contribution, allocation of Plan earnings, and charged with withdrawals, allocations of Plan losses and administrative expenses.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance at the date of distribution.

Notes Receivable from Participants

Participants may borrow from their fund accounts in the form of a loan with a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Participants are allowed to have two outstanding loans at any given time; one general purpose loan and one residential loan.  Loan transactions are treated as transfers between the investment fund and participant loan fund.  Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest at prime plus 1%.  Principal and interest is paid through bi-weekly payroll deductions.

Vesting

Participants are immediately vested in their pretax and after-tax elective contributions, rollover contributions and actual earnings thereon.  Participants vest in Company matching contributions after one year of service.

Payment of Benefits

Upon termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum distribution equal to the value in the participant’s account.  Distributions for the value of a participant’s account invested in the Company’s Stock Fund are made in the form of the Company’s common stock plus cash for any fractional shares or, if a participant elects, in cash as provided by the Plan Document.  Participants may also elect to receive in-service distributions on account of hardship or after attaining age 59½.

As of December 31, 2012 and 2011, there were no benefits payable to participants that had elected to withdraw from the Plan but had not yet been paid.

Forfeitures

Forfeited balances, including terminated participants’ nonvested accounts, are used to reduce future employer matching contributions.  Unallocated forfeited balances were $17,753 and $16,002 as of December 31, 2012 and 2011, respectively, and forfeitures used to reduce employer contributions were $16,023 in 2012.

Administrative Expenses and Services

Certain administrative expenses for maintaining the plan are paid directly by the Company.  The Company also provides accounting and other administrative services for the Plan at no charge.  Investment fund administrative expenses are paid by the Plan.

SUREWEST KSOP

NOTES TO FINANCIAL STATEMENTS (Continued)

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Trustee prior to the time that such rights are to be exercised.  All shares for which the Trustee has not received timely participant directions shall be voted in the same proportion as the shares for which the trustee received timely directions, as defined in the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of termination, participants would become fully vested in their account balances.

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for additional discussion of fair value measurements.

Collective trust funds with underlying investments in investment contracts are valued based on the net asset value of the trust. These investments are recorded at fair value; however, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The Statement of Net Assets Available for Benefits presents collective trust funds at fair value as well as the related adjustment from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. Contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

SUREWEST KSOP

NOTES TO FINANCIAL STATEMENTS (Continued)

Notes Receivable from Participants

Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2012 and 2011.  Delinquent participant loans are reclassified as distributions based on the terms of the Plan document.

Benefits

Benefits are recorded when paid.

Subsequent Events

Subsequent events have been evaluated for inclusion in the accompanying financial statements through the date of issuance.

New Accounting Pronouncements

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (Topic 820) — Fair Value Measurement (“ASU 2011-04”).  ASU 2011-04 was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards.  ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for level 3 fair value measurements.  ASU 2011-04 is effective for annual reporting periods beginning after December 15, 2011.  Our adoption of this guidance did not have an effect on the Plan’s financial statements.

3.                                      INVESTMENTS

The Plan’s investments are held in trust by Vanguard.  The Plan’s trust agreement requires the Trustee to invest the Plan’s assets into various fund options as directed by each participant.

Investments that represented 5% or more of the fair value of the Plan’s net assets available for benefits were as follows:

	December 31,
	2012	2011
Vanguard Retirement Savings Trust	$11,305,554	$9,938,642
Vanguard 500 Index Fund Investor Shares	10,253,324	9,988,479
Western Asset Core Plus Bond Portfolio	9,588,213	8,006,161
Vanguard Target Retirement 2015 Fund	8,800,030	7,264,902
Consolidated common stock	8,441,707	—
SureWest common stock	—	7,879,049
Vanguard Capital Opportunity Fund	7,066,876	6,728,296
Vanguard Target Retirement 2040 Fund	6,934,036	5,450,380
Vanguard Target Retirement Income	5,990,842	*
American Funds EuroPacific Growth Fund	4,740,105	4,587,625

* Represents less than 5% of the Plan’s net assets available for benefits as of this date.

SUREWEST KSOP

NOTES TO FINANCIAL STATEMENTS (Continued)

The Plan’s investments, including investments purchased, sold and held during the year, appreciated (depreciated) in fair value as follows:

Year Ended
December 31,
2012
Consolidated common stock	$(222,429)
SureWest common stock	7,046,303
Mutual funds	7,016,240
Net appreciation in fair value of investments	$13,840,114

4.             FAIR VALUE MEASUREMENTS

The Plan uses a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value based on whether the inputs to those valuation techniques are observable or unobservable. The three levels of fair value hierarchy are set forth below. The Plan’s assessment of the hierarchy level of the assets or liabilities measured at fair value is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Level 1                                                        Unadjusted quoted prices for identical assets or liabilities in active markets the plan has the ability to access.

Level 2                                                        Observable inputs other than Level 1 quoted prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs other than quoted prices that are observable or corroborated by observable market data by correlation or other means.

Level 3                                                        Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following tables present the Plan’s assets measured at fair value on a recurring basis by hierarchy level as of December 31, 2012 and 2011:

	December 31, 2012
	Total	Level 1	Level 2	Level 3
Mutual funds:
Balanced funds	$36,836,841	$36,836,841	$—	$—
Bond funds	9,588,213	9,588,213	—	—
Domestic stock funds	22,437,594	22,437,594	—	—
International stock funds	4,740,105	4,740,105	—	—
Money market fund	43,178	43,178	—	—
Common stock	8,441,707	8,441,707	—	—
Collective trust	11,305,554	—	11,305,554	—
	$93,393,192	$82,087,638	$11,305,554	$—

SUREWEST KSOP

NOTES TO FINANCIAL STATEMENTS (Continued)

	December 31, 2011
	Total	Level 1	Level 2	Level 3
Mutual funds:
Balanced funds	$27,842,933	$27,842,933	$—	$—
Bond funds	8,006,161	8,006,161	—	—
Domestic stock funds	21,242,866	21,242,866	—	—
International stock funds	4,587,625	4,587,625	—	—
Money market fund	33,633	33,633	—	—
Common stock	7,879,049	7,879,049	—	—
Collective trust	9,938,642	—	9,938,642	—
	$79,530,909	$69,592,267	$9,938,642	$—

The following is a description of the valuation methodologies used for assets measured at fair value.  There were no changes in the valuation techniques used during 2012 and 2011.

Common stock:  Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds and money markets:  Shares of registered investment companies are reported at fair value based on the quoted market price of the fund, which represents the net asset values on the last business day of the Plan year.  Shares of the institutional money market account, which are included in mutual funds, are valued at cost plus accrued interest, which approximates fair value.

Collective trust:  The collective trust (Vanguard Retirement Savings Trust) is a stable value fund which invests primarily in synthetic insurance contracts that are backed by bond trusts and in traditional investments issued by insurance companies and commercial banks.  The fund seeks to provide current and stable income while maintaining a constant net asset value of $1 per share. There are currently no redemption restrictions or unfunded commitments for this investment. The fair values of participation units in the stable value collective trust are based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no transfers in or out of Levels 1, 2 or 3 during the years ended December 31, 2012 and 2011.

The Plan did not have any assets or liabilities measured at fair value on a non-recurring basis at December 31, 2012 and 2011.

5.             RISKS AND UNCERTAINTIES

The Plan invests in various investment securities that, in general, are exposed to various risks such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available

SUREWEST KSOP

NOTES TO FINANCIAL STATEMENTS (Continued)

for benefits.

6.                                      PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  The Plan holds certain mutual fund investments that are issued by an affiliate of Vanguard and a collective trust also issued by Vanguard.  Vanguard is the Plan trustee and, therefore, these transactions and the Plan’s payment of trustee fees to Vanguard qualify as party-in-interest transactions.  Notes receivable from participants also reflect party-in-interest transactions.  Certain administrative functions are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.  Some administrative expenses of the Plan are paid directly by the Company.

The Plan also holds shares of the Plan Sponsor’s common stock (Note 3).  Included in investments at December 31, 2012 and 2011 are 530,258 shares of Consolidated common stock with a fair value of $8,441,707 and 654,954 shares of SureWest common stock with a fair value of $7,879,049, respectively.  The investments represent approximately 12% and 10% of total investments at December 31, 2012 and 2011, respectively.

7.                                      FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 23, 2003, that the Plan was designed in accordance with the applicable regulations of the Internal Revenue Code.  Although the Plan has been amended since receiving the determination letter, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan continues to be tax exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan.  Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require recognition or disclosure in the financial statements.  Therefore, no provision or liability for income taxes has been included in the financial statements.  With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for years before 2009.

8.                                      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following are reconciliations of nets assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2012	2011
Net assets available for benefits per the financial statements	$94,581,397	$80,814,401
Adjustment from fair value to contract value for common collective trust	569,149	460,222
Net assets available for benefits per the Form 5500	$95,150,546	$81,274,623

SUREWEST KSOP

NOTES TO FINANCIAL STATEMENTS (Continued)

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500:

Year Ended
December 31,
2012
Total additions per the financial statements	$23,569,534
Net change in adjustments from fair value to contract value for common collective trust	108,927
Total income per the Form 5500	$23,678,461

SUPPLEMENTAL SCHEDULE

SUREWEST KSOP

EMPLOYER IDENTIFICATION NUMBER:  HF-68-0365195

PLAN NUMBER: 003

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2012

		(c)
		Description of
	(b)	Investment, Including
	Identity of Issuer,	Maturity Date, Rate of	(e)
	Borrower, Lessor	Interest, Collateral,	Current
(a)	or Similar Party	Par or Maturity Value	Value

*	Vanguard Prime Money Market Fund	43,178 shares	$43,178

	Common Stock:
*	Consolidated Communications	530,258 shares	8,441,707

	Common Collective Trust:
*	Vanguard Retirement Savings Trust	11,305,554 shares	11,305,554

	Registered Investment Companies:
*	Vanguard 500 Index Fund Investor Shares	78,049 shares	10,253,324
	Western Asset Core Plus Bond Portfolio	821,612 shares	9,588,213
*	Vanguard Target Retirement 2015 Fund	657,700 shares	8,800,030
*	Vanguard Capital Opportunity Fund	210,199 shares	7,066,876
*	Vanguard Target Retirement 2040 Fund	299,139 shares	6,934,036
*	Vanguard Target Retirement Income	491,455 shares	5,990,842
	American Funds EuroPacific Growth Fund	114,995 shares	4,740,105
*	Vanguard Target Retirement 2025 Fund	242,379 shares	3,293,936
*	Vanguard Target Retirement 2030 Fund	135,557 shares	3,169,334
*	Vanguard Target Retirement 2035 Fund	170,897 shares	2,407,939
*	Vanguard Target Retirement 2010 Fund	82,845 shares	1,999,041
*	Vanguard Target Retirement 2045 Fund	124,031 shares	1,804,645
	T. Rowe Price Small-Cap Stock Fund	52,032 shares	1,770,638
*	Vanguard Target Retirement 2020 Fund	71,000 shares	1,691,936
	Goldman Sachs Mid Cap Value Fund	35,878 shares	1,409,665
	American Funds AMCAP Fund	46,274 shares	1,009,233
*	Vanguard Windsor II Fund	31,581 shares	927,858
*	Vanguard Target Retirement 2050 Fund	29,994 shares	692,563
*	Vanguard Target Retirement 2060 Fund	1,494 shares	32,578
*	Vanguard Target Retirement 2055 Fund	805 shares	19,961

*	Notes receivable from participants	Interest rates ranging from 4.25% to 9.25%	1,741,126

	Total		$95,134,318

*	Represents a party-in-interest to the Plan as defined by ERISA.

Column (d), cost, has been omitted, as investments are all participant directed.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) duly caused this annual report to be signed by the undersigned hereunto duly authorized.

SureWest KSOP

/s/ Steven L. Childers
Steven L. Childers

Chief Financial Officer
Consolidated Communications Holdings, Inc.

Date: June 28, 2013

Exhibit Index

Exhibit No.	Description	Method of Filing
23.1	Consent of West & Company, LLC, Independent Registered Public Accounting Firm	Filed herewith
23.2	Consent of Crowe Horwath LLP, Independent Registered Public Accounting Firm	Filed herewith